UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 25th, 2013

DATE, TIME, AND PLACE:

June 25th, 2013, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Messrs. José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo e José Roberto Mendonça de Barros - Directors were absent due to justified reasons. Mr. José Alberto Zamorano Hernandez, Company’s Executive Officer and Mr. Eduardo Muller Borges, Company’s Officer, were also attended the Meeting.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Approve the election Mr. Manoel Marcos Madureira at the position of Vice-President Executive Officer of the Company, according recommendation by the Committee of the Remuneration and Nomination.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

[Free English Translation]

Approved the election, pursuant to article 17, item III of Company´s Bylaws and recommendation by the Committee of the Remuneration and Nomination, Mr. Manoel Marcos Madureira, Brazilian citizen, married, engineer, and bearer of the Identity Card (“RG”) # 5.948.737 issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 885.024.068-68, at the position of Vice-President Executive Officer, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors to be held after the 2015 Ordinary Shareholders Meeting, and he will be responsible for the Communication, Marketing, Institutional Relations and Sustainability departments.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 25th, 2013. a) Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 26, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer